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                                                                    Exhibit 99.2


                     TURBODYNE REPORTS 1999 YEAR END RESULTS


CARPINTERIA, CA - APRIL 14, 2000 - Turbodyne Technologies Inc. (EASDAQ:TRBD) today reported financial results for the fiscal year 1999, ended December 31, 1999.

Revenues for the year ended December 31, 1999 were $50,218,161 compared to revenues of $40,858,000 for the year ended December 31, 1998, an increase of $9,360,161 or 22.9 percent. Revenues in the Light Metals Division for 1999 were $48,503,000 compared to $40,135,000 in 1998. Revenues in the Engine Technology Division for 1999 were $1,715,161 compared to $723,000 in 1998. Turbodyne's Light Metals division accounted for 96.6 percent of total sales for 1999 compared to 98.2 percent of total sales in 1998.

Gross profit for fiscal 1999 decreased to $3,787,963, or 7.5 percent of sales, compared to $5,033,000, or 12.3 percent of sales, for fiscal 1998, a decrease of $1,245,037, or 24.7 percent. Gross profit for these years was primarily attributable to the Light Metals Division. The reduction in gross profit for fiscal 1999 primarily is attributable to two factors: the extraordinary costs associated with the relocation, consolidation and modernization of the Light Metals Division and the shift in product mix from aftermarket wheel sales with higher gross margins to engine component sales with lower gross margins.

Net loss for fiscal 1999 was $35,988,896, or 88 cents a share, an increase of $5,955,896 compared to a loss of $30,033,000, or 88 cents a share, in 1998. The fully diluted weighted average shares outstanding for the year was 40,952,987 compared to 34,232,000 a year ago.

Cash used in operating activities for fiscal 1999 and 1998 was $10,458,798 and $18,269,000, respectively.

The Company has suffered a net loss in each of the last four years resulting in an accumulated deficit of $90,257,896 at December 31, 1999. The report of the Company's independent auditor notes that there is substantial doubt about the Company's ability to continue as a going concern.

Gerhard E. Delf, the President and Chief Executive Officer, noted: "1999 was a challenging year for Turbodyne as we implemented a significant restructuring of our operations. However, we enter the new millenium with a renewed focus on our core research and development competence and the product development and marketing strength of our recently announced joint development partner, Honeywell International Inc., a leading turbocharger manufacturer."

During 1999, the Company significantly restructured its operations to focus its resources on research and development of products using the Company's technology. The principal elements of the restructuring are:

The Company sold the assets of the Light Metals Division, which accounted for
96.6 percent of total sales and 92.6 percent of gross profit for 1999, in a Chapter 11 bankruptcy proceeding.

The Company closed its offices in London, England; Paris, France; New York, New York; and Encinitas and Woodland Hills, California and reduced the number of employees at its headquarters from 101 to 58.

The Company made substantial changes in management to emphasize research and development for the Dynacharger(TM) and the Turbopac(TM) product lines.



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The Company has sought to settle many of the lawsuits and claims against it.

The Company raised an aggregate of $15,615,000 in capital, including issuance of stock options to employees and non-employees for services equal to $4,618,000, to finance the restructuring of its operations and continued research and development.

The Company shifted its emphasis from aftermarket applications to automotive original equipment manufacturers ("OEMs") for its Dynacharger(TM) product line and its Turbopac(TM) product line.

The Company entered into joint development and license agreements with Honeywell Turbocharging Systems, a division of Honeywell International Inc. (formerly "AlliedSignal, Inc."), a leading manufacturer of turbochargers ("Honeywell"), under which the Company and Honeywell jointly will continue the development of the Dynacharger(TM) and Turbopac(TM) product lines for production for the automotive industry.

The Company and Honeywell jointly are seeking to establish additional strategic relationships.

Turbodyne Technologies Inc. is a leading engineering company in the design and development of charging technology to enhance the performance of internal combustion engines. The Company's technology is based upon DC/AC, very high-speed, high-powered, electronically commuted electric motors, in the design and development of which the Company is a leader. Turbodyne's headquarters is located in Carpinteria, CA; the European business location is Frankfurt, Germany. Additional information about the company is available on the Internet at http://www.turbodyne.com.

The Company intends to file its Annual Report on Form 10-K for fiscal 1999 today with the US Securities and Exchange Commission via the Edgar system and with the Market Authority of EASDAQ.

Contacts:

Corporate Communications, Peter Weichselbraun (800) 566-1130
VP Group Finance - Investor Relations, Ken Fitzpatrick (800) 566-1130 European Investor Relations, Markus Kumbrink +49-69-975-44-665